ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kenned[redacted]
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

March 10, 2004

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

		INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	**WHEN IT IS REQUIRED TO BE MADE PUBLIC**	**BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS**
1.		Information which the Issuer has made or is required to make public since December 3, 2003 (date of most recent submission) pursuant to the laws of Canada:		
	a.	news releases i. January 6, 2004 ii. December 23, 2003 iii. December 12, 2003	Immediately	Issuer
	b.	Preliminary Prospectus dated December 22, 2003	upon filing of same with the principal regulator	Issuer

dw 3/17

	INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	MRRS Decision Document (Preliminary) /Preliminary Receipt	when: (1) principal regulator has determined that acceptable materials have been filed;and (2) the filer has confirmed to the principal regulator in a letter accompanying the materials that matters required by section 7.2(2) of National Policy 43-201 of the Canadian Securities Administrators have been complied with.	Principal Regulator
d.	Prospectus dated January 12, 2004	prior to the issuance and distribution of securities which it qualifies	Issuer
e.	MRRS Decision Document (Final) dated January 13, 2004	when: (1) all non-principal regulators have indicated that they are "Clear for Final" or have opted out of the MRRS for the filing by indicating "MRRS - Opt Out" in the SEDAR "Filing Status" screen; (2) the principal regulator has determined that acceptable materials have been filed; (3) the filer has confirmed to the principal regulator in a letter accompanying the materials that matters required by section 7.4(4) of National Policy 43-201 of the Canadian Securities Administrators have been complied with; and (4) at least two working days have elapsed from the date of the preliminary MRRS decision document.	Principal Regulator

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a, b and d above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. None		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/ro
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

M E D I C A L™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL PURCHASES INTEREST IN DRUG DELIVERY COMPANY

Edmonton, Alberta, January 6, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has purchased an 18% interest in BioCyDex Inc., a private company based in Edmonton.

"BioCyDex is developing a unique proprietary drug delivery technology to deliver both existing and novel anti-viral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments," said Kevin Giese, President of BioMS Medical. "This investment will not significantly impact our cash resources, while at the same time representing a tremendous market opportunity."

The President and Founder of BioCyDex is Dr. Len Wiebe, Professor Emeritus and past Associate Dean of the Department of Pharmacy at the University of Alberta. This is the third investment by BioMS Medical in technology that has been developed at the University of Alberta.

Under the terms of the agreement, BioMS Medical has committed to purchase a total 30% interest in the company over the next year, and has an option to purchase up to a total 50% interest in BioCyDex over the next two years.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

M E D I C A L™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL FILES PRELIMINARY SHORT-FORM PROSPECTUS

Edmonton, Alberta, December 23, 2003 – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that it has filed a Preliminary Short Form Prospectus with the securities regulatory authorities in the Provinces of Alberta, British Columbia, Ontario and Quebec, with respect to an offering of units of the Company, each unit consisting of one Class A common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of one year. It is anticipated that the maximum amount to be raised under the offering will be $16,250,000, although the actual maximum amount and the price per unit will be set in light of market conditions. The exercise price of the warrants will be at a $1.00 premium from the offering price of the units. Union Securities Ltd. has agreed to act as agent on a best efforts basis in respect of the offering.

The Company will use the funds raised from the offer primarily to finance the planned pivotal Phase III clinical trial for its lead product, MBP8298, for the treatment of secondary progressive multiple sclerosis (MS).

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company also has a platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BioMS MEDICAL™

FOR IMMEDIATE RELEASE | Toronto Stock Exchange Symbol: MS

BioMS MEDICAL PLANS FILING FOR PHASE III TRIAL OF MS DRUG

Edmonton, Alberta, December 12, 2003 - BioMS Medical Corp (TSX: MS) today announced it intends to file its CTA (Clinical Trial Application) in Canada for approval to commence a Phase III clinical trial in respect of its lead product, MBP8298 for the treatment of secondary progressive multiple sclerosis.

"We have had the opportunity to meet with the Canadian drug regulators, and are now looking forward to commencing our regulatory filings for our intended pivotal trial," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a potential method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, Ontario, British Columbia and Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). Accordingly, except to the extent permitted by the Agency Agreement, the securities offered hereby may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152.

New Issue **December 22, 2003**

PRELIMINARY SHORT FORM PROSPECTUS

BIOMS MEDICAL CORP.

$♦
♦ Units
Price: $♦ per Unit

BioMS Medical Corp. ("BioMS" or the "Corporation") is offering an aggregate of ♦ units (the "Units") at a price of $♦ per Unit, each Unit consisting of one (1) Class A common share (the "Common Shares") of the Corporation and one-half (1/2) of one (1) common share purchase warrant (the Warrants"), each whole Warrant entitling the holder to purchase one (1) Common Share (the "Warrant Shares") at a price of $♦ per Warrant Share for a period of one (1) year from the closing of the offering. The Units are being offered pursuant to an agency agreement (the "Agency Agreement") among the Corporation and Union Securities Ltd. (the "Agent"). The outstanding Common Shares of BioMS are listed for trading on the Toronto Stock Exchange (the "TSX"). On December 19, 2003 the closing price of the Common Shares on the TSX was $♦. There is no market for the Warrants and the Corporation does not intend to make application to list the Warrants on any stock exchange. The offering price of the Units offered hereby was determined by negotiation between the Corporation and the Agent.

There are certain risk factors which should be carefully reviewed by prospective purchasers. See "Risk Factors".

	Price to the Public	Agents' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Unit	$♦	$♦	$♦
Total:	$♦	$♦	$♦

Notes:

(1) *The Agent may elect to receive up to one-half of its fee in units ("Agent's Units") of the Corporation. The Agent's Units will have the same terms as the Units and are qualified for distribution under this short form prospectus. The Agent will also be paid a corporate finance fee of $70,000 plus 1.5% of the gross proceeds of the offering to a maximum of $100,000.*

A/00724800/21790.6

(2) *Before deducting expenses of the issue estimated to be $300,000, which expenses will be paid from the general funds of the Corporation.*

The Agent, as agent, conditionally offers ♦ Units for sale, subject to prior sale if, as and when issued by the Corporation and delivered to and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia and on behalf of the Agent by McCullough O'Connor Irwin, Vancouver, British Columbia.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates for the Common Shares and Warrants will be available for delivery on the closing of this offering, which is expected to occur on or about ♦, 2004, or such other date as may be agreed upon between the Corporation and the Agent.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152. The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Corporation dated May 20, 2003;

(b) the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2002 and the auditors' report thereon dated February 28, 2003;

(c) the interim unaudited comparative consolidated financial statements of the Corporation for the nine months ended September 30, 2003 and the Management Discussion and Analysis included therein;

(d) the Information Circular of the Corporation dated May 12, 2003 in connection with the annual meeting of shareholders of the Corporation held on June 30, 2003;

(e) Material Change Report dated May 26, 2003; and

(f) Management Discussion and Analysis for the financial year ended December 31, 2002 contained on pages 10 through 12 of the Corporation's 2002 Annual Report.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of

historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set out under "Risk Factors" and other factors beyond the control of the Corporation.

THE CORPORATION

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

The Corporation has one (1) subsidiary: Rycor Technology Investments Corp. ("Rycor"). Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding common shares of Rycor are owned by the Corporation.

The Corporation previously had one inactive subsidiary, Rycor Corp., which was recently wound up.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The corporate structure of the Corporation and its subsidiary is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the Province of Alberta)

DESCRIPTION OF BUSINESS

BioMS is a biopharmaceutical company and is currently engaged in research and development of two medical technologies. The first technology, and the Corporation's primary focus, is for the treatment of multiple sclerosis.

The Corporation, through Rycor, has obtained an exclusive worldwide license to a medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298. A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The Corporation is planning a pivotal trial of MBP8298 in patients with Secondary Progressive Multiple Sclerosis. The Corporation is in the process of preparing a Clinical Trial Application for filing with Health Canada, for regulatory approval for the trial in Canada. It is expected that applications for regulatory approval will follow in Europe and possibly the United States. The commencement of the trial in Canada is targeted for the first part of 2004, subject to regulatory approval.

The second technology involves a method for mobilizing hematopoetic cells in humans and is called HYC750.

The Corporation has obtained an exclusive worldwide license to HYC750 from the University of Alberta. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for cancer.

The Corporation is planning a Phase I "proof of concept" trial with HYC750 in cancer patients in order to establish the safety of the drug in these patients and to measure mobilization effects. It is expected that the regulatory filings for approval of this trial will commence by the first part of 2004. The commencement of the trial is to start upon receipt of regulatory approval.

The Corporation has also entered into an agreement with the University of Alberta, Dr. Leonard I. Wiebe, Dr. James Diakur and BioCyDex Inc. ("BioCyDex") pursuant to which the Corporation has agreed to purchase a 30% interest in BioCyDex. The Issuer has paid $121,550 for an 18% interest in BioCyDex and can purchase a further 12% interest in BioCyDex by paying a further $78,450 on or before December 31,

2004. The Issuer has the option to purchase a further 20% interest in BioCyDex for fair market value at the time of purchase on or before December 31, 2005. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

USE OF PROCEEDS

The net proceeds of this issue, after deducting the Agent's fee of $♦ and the maximum Agent's corporate finance fee of $170,000, will amount to $♦. The expenses of this issue, estimated to be $300,000, will be paid from the general funds of the Corporation. The net proceeds of the issue will be applied towards the next human clinical trial of MBP8298 in Multiple Sclerosis patients referred to under the heading "Description of Business" and for general working capital.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The total offering consists of ♦ Units, each Unit consisting of one (1) Common Share and one-half (1/2) of one (1) Warrant. Each whole Warrant entitles the holder to purchase one (1) Warrant Share at a price of $♦ per Warrant Share for a period of one (1) year from the closing of the offering.

Each holder of Common Shares is entitled to one vote for each share held. The Common Shares rank equally in all respects. The holders of Common Shares are entitled to attend and vote at all meetings of shareholders of the Corporation on the basis of one vote for each Common Share held by them, except at meetings at which only holders of a specified class or series of a class of shares are entitled to attend and vote. The holders of Common Shares are also entitled to receive dividends if, as and when declared by the board of directors of the Corporation on the Common Shares and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the *Business Corporations Act* (Alberta) and its regulations.

The Warrants will be issued under an indenture (the "Warrant Indenture") to be entered into between the Corporation and Pacific Corporate Trust Company at its principal offices in the City of Vancouver. The Warrant Indenture will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment of the class, number and price of the Warrant Shares issuable pursuant to any exercise of the Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares or the payment of stock dividends or any voluntary or involuntary dissolution, liquidation, winding-up, amalgamation or re-organization of the Corporation.

CONSOLIDATED CAPITALIZATION

Since December 31, 2002, the date of the Corporation's last audited financial statements, the following changes have occurred in the share and loan capital of the Corporation:

1. At December 31, 2002, the Corporation had 48,709,671 Common Shares issued and outstanding. On August 7, 2003, the Corporation announced its intention to conduct a normal course issuer bid pursuant to which it would purchase up to 500,000 of its Common Shares through the facilities of

the TSX. To November 30, 2003, the Corporation has purchased 51,400 Common Shares pursuant to the bid. All Common Shares purchased pursuant to the bid have been returned to treasury and cancelled.

2. Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 Common Shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

3. On October 20, 2003, 330,000 Common Shares and warrants entitling the holder to purchase 165,000 Common Shares (which warrants are included in the total referred to in item 2 above) were issued on exercise of a compensation option.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of ♦, 2003 (the "Agency Agreement ") between the Corporation and the Agent, the Corporation has appointed the Agent to offer the Units for sale to the public. The Agent has agreed to assist the Corporation in the preparation and filing of this prospectus to qualify the Units for distribution to the public and to offer for sale to the public the Units offered hereby, upon the terms and subject to the conditions contained in the Agency Agreement. The Agent has agreed to use its best efforts to sell the Units offered hereby and will receive a fee equal to $♦ (7.5%) per Unit sold. The Agent may elect to take up to one-half of its fee in Agent's Units. The Agent's Units will have the same terms as the Units and are qualified for distribution under this short form prospectus. The Corporation has also agreed to pay the Agent a corporate finance fee of $70,000 plus 1.5% of the gross proceeds of the offering to a maximum of $100,000 and is responsible for all reasonable out-of-pocket expenses incurred by the Agent in connection with the Offering, including fees of the Agent's legal counsel. The Agent may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agent out of their fee. The offering price was determined by negotiation between the Corporation and the Agent.

Subscriptions for the Units will be accepted until the closing date. While the Agent has agreed to use its best efforts to sell the Units, the Agent is not obliged to purchase any Units which are not sold. The obligations of the Agent under the Agency Agreement may be terminated at any time before the closing of the offering, and the obligations of subscribers to purchase the Units will then cease, at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events.

The Corporation has agreed, subject to limited exceptions, for a period of 120 days after the closing date, not to, without the prior written consent of the Agent, directly or indirectly sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any securities of the Corporation, except (i) for the purposes of granting employee and director compensation and incentives, and (ii) to satisfy outstanding instruments or contractual commitments.

The Corporation has applied to list the Common Shares forming part of the Units and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There is no market for the Warrants and the Corporation does not intend to apply to have the Warrants listed on the TSX or any other stock exchange.

The Units will be offered in the provinces of Alberta, Ontario, British Columbia and Quebec. The Units, Common Shares, Warrants and Warrant Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold, directly or indirectly, in the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act). The Agent has agreed that it will not offer or sell any Units within

the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act), except in accordance with the Agency Agreement, which permits the Agent to offer and sell Units in certain transactions exempt from the registration requirements of the 1933 Act. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Units in the United States. In addition, until 40 days after the commencement of the offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with an available exemption.

Pursuant to policy statements of the Ontario Securities Commission, the Agent may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Corporation has been advised by the Agent that, in connection with the offering, subject to the foregoing and applicable laws, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

ELIGIBILITY FOR INVESTMENT

In the opinion of Anfield Sujir Kennedy & Durno, counsel for the Corporation, at the date hereof, an investment in the Units is a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the "Plans") and registered education savings plans under the *Income Tax Act* (Canada) and, based in part on information provided by the Corporation would not, as of the date hereof, constitute foreign property for such Plans.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on behalf of the Corporation by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia, and on behalf of the Agents by McCullough O'Connor Irwin, Vancouver, British Columbia. As of the date hereof, partners, counsel and associates of Anfield Sujir Kennedy & Durno and McCullough O'Connor Irwin hold less than 1% of the Common Shares. Mr. Michael Kennedy, a partner of the law firm of Anfield Sujir Kennedy & Durno, is the Corporate Secretary of the Corporation and such law firm receives fees from time to time for legal services provided to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Collins Barrow, Chartered Accountants, 1550 AT&T Tower, 10250 - 101 Street, Edmonton, AB T5J 3P4.

The transfer agent and registrar for the Common Shares is Pacific Corporate Trust Company, at its principal offices in the city of Vancouver.

RISK FACTORS

Investors should carefully consider the risk factors listed on pages 13 to 19 of the Corporation's Renewal Annual Information Form dated May 20, 2003 which is incorporated by reference herein, as well as other information contained in this short form prospectus and incorporated by reference herein including the financial statements and related notes. See "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

DATED: December 22, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia and Quebec.

"Kevin A. Giese"	*"Don Kimak"*
KEVIN A. GIESE President and Chief Executive Officer	**DON KIMAK** Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Laine M. Woollard"	*"Dr. John Wetherell"*
LAINE M. WOOLLARD Director	**DR. JOHN WETHERELL** Director

CERTIFICATE OF THE AGENT

DATED: December 22, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia and Quebec.

UNION SECURITIES LTD.

"Rex Thompson"

By: ______________________________

Rex Thompson
Executive Vice-President

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

BIOMS MEDICAL CORP.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Ontario and Québec have been issued for a preliminary Short Form Prospectus of the above issuer dated December 22, 2003.

DATED at Calgary, Alberta this December 23, 2003

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00601889

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-3955

NUMÉRO DE PROJET SÉDAR: 601889

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

BioMS Medical Corp.

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 22 décembre 2003.

Le 23 décembre 2003

Date du visa

(s) Stéphanie Lachance

Stéphanie Lachance
La chef du Service du financement des sociétés

/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). Accordingly, except to the extent permitted by the Agency Agreement, the securities offered hereby may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152.

New Issue **January 12, 2004**

SHORT FORM PROSPECTUS

BIOMS MEDICAL CORP.

$16,500,000
5,000,000 Units
Price: $3.30 per Unit

BioMS Medical Corp. ("BioMS" or the "Corporation") is offering an aggregate of 5,000,000 units (the "Units") at a price of $3.30 per Unit, each Unit consisting of one (1) Class A common share (the "Common Shares") of the Corporation and one-half (1/2) of one (1) common share purchase warrant (the Warrants"), each whole Warrant entitling the holder to purchase one (1) Common Share (the "Warrant Shares") at a price of $4.30 per Warrant Share for a period of one (1) year from the closing of the offering. The Units are separable immediately on closing of the offering. The Units are being offered pursuant to an agency agreement (the "Agency Agreement") among the Corporation and Union Securities Ltd. (the "Agent"). The outstanding Common Shares of BioMS are listed for trading on the Toronto Stock Exchange (the "TSX"). On January 9, 2004 the closing price of the Common Shares on the TSX was $3.60. There is no market for the Warrants and the Corporation does not intend to make application to list the Warrants on any stock exchange. The offering price of the Units offered hereby was determined by negotiation between the Corporation and the Agent. In connection with the offering, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. See "Plan of Distribution".

There are certain risk factors which should be carefully reviewed by prospective purchasers. See "Risk Factors".

	Price to the Public	Agents' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Unit	$3.30	$0.2475	$3.0525
Total:	$16,500,000	$1,237,500	$15,262,500

Notes:

(1) *The Agent may elect to receive up to one-half of its fee in units ("Agent's Units") of the Corporation. The Agent's Units will have the same terms as the Units and are qualified for distribution under this short form prospectus. The Agent will also be paid a corporate finance fee of $70,000, plus 1.5% of the gross proceeds of the offering to a maximum of $100,000.*

(2) *Before deducting expenses of the issue estimated to be $300,000, which expenses will be paid from the general funds of the Corporation.*

The Agent, as agent, conditionally offers 5,000,000 Units for sale, subject to prior sale, on a best efforts basis if, as and when issued by the Corporation and delivered to and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia and on behalf of the Agent by McCullough O'Connor Irwin, Vancouver, British Columbia.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates for the Common Shares and Warrants will be available for delivery on the closing of this offering, which is expected to occur on or about February 2, 2004 but in any event not later than March 22, 2004.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of BioMS Medical Corp. at the above-mentioned address and telephone number. The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Corporation dated May 20, 2003;

(b) the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2002 and the auditors' report thereon dated February 28, 2003;

(c) the interim unaudited comparative consolidated financial statements of the Corporation for the nine months ended September 30, 2003 and the Management Discussion and Analysis included therein;

(d) the Information Circular of the Corporation dated May 12, 2003 in connection with the annual meeting of shareholders of the Corporation held on June 30, 2003;

(e) Material Change Report dated May 26, 2003 announcing positive final results from its Phase II clinical trial for MBP8298; and

(f) Management Discussion and Analysis for the financial year ended December 31, 2002 contained on pages 10 through 12 of the Corporation's 2002 Annual Report.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set out under "Risk Factors" and other factors beyond the control of the Corporation.

THE CORPORATION

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

The Corporation has one (1) subsidiary: Rycor Technology Investments Corp. ("Rycor"). Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding common shares of Rycor are owned by the Corporation.

The Corporation previously had one inactive subsidiary, Rycor Corp., which was recently wound up.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The corporate structure of the Corporation and its subsidiary is as follows:

BioMS Medical Corp.
(continued under the laws of the Province of Alberta)

↓ 100%

Rycor Technology Investments Corp.
(incorporated under the laws of the Province of Alberta)

DESCRIPTION OF BUSINESS

BioMS is a biopharmaceutical company and is currently engaged in research and development of two medical technologies. The first technology, and the Corporation's primary focus, is for the treatment of multiple sclerosis.

The Corporation, through Rycor, has obtained an exclusive worldwide license to a medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298. A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The Corporation is planning a pivotal trial of MBP8298 in patients with Secondary Progressive Multiple Sclerosis. The Corporation is in the process of preparing a Clinical Trial Application for filing with Health Canada, for regulatory approval for the trial in Canada. It is expected that applications for regulatory approval will follow in Europe and possibly the United States. The commencement of the trial in Canada is targeted for the first part of 2004, subject to regulatory approval.

The second technology involves a method for mobilizing hematopoetic cells in humans and is called HYC750.

The Corporation has obtained an exclusive worldwide license to HYC750 from the University of Alberta. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for cancer.

The Corporation is planning a Phase I "proof of concept" trial with HYC750 in cancer patients in order to establish the safety of the drug in these patients and to measure mobilization effects. It is expected that the regulatory filings for approval of this trial will commence by the first part of 2004. The commencement of the trial is to start upon receipt of regulatory approval.

The Corporation has also entered into an agreement with the University of Alberta, Dr. Leonard I. Wiebe, Dr. James Diakur and BioCyDex Inc. ("BioCyDex") pursuant to which the Corporation has agreed to purchase a 30% interest in BioCyDex. The Issuer has paid $121,550 for an 18% interest in BioCyDex and can purchase a further 12% interest in BioCyDex by paying a further $78,450 on or before December 31,

2004. The Issuer has the option to purchase a further 20% interest in BioCyDex for fair market value at the time of purchase on or before December 31, 2005. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

USE OF PROCEEDS

The net proceeds of this issue, after deducting the Agent's fee of $1,237,500 and the maximum Agent's corporate finance fee of $170,000, will amount to $15,092,500. The expenses of this issue, estimated to be $300,000, will be paid from the general funds of the Corporation. The net proceeds of the issue will be applied towards the next human clinical trial of MBP8298 in Multiple Sclerosis patients referred to under the heading "Description of Business".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The total offering consists of 5,000,000 Units, each Unit consisting of one (1) Common Share and one-half (1/2) of one (1) Warrant. Each whole Warrant entitles the holder to purchase one (1) Warrant Share at a price of $4.30 per Warrant Share for a period of one (1) year from the closing of the offering.

Each holder of Common Shares is entitled to one vote for each share held. The Common Shares rank equally in all respects. The holders of Common Shares are entitled to attend and vote at all meetings of shareholders of the Corporation on the basis of one vote for each Common Share held by them, except at meetings at which only holders of a specified class or series of a class of shares are entitled to attend and vote. The holders of Common Shares are also entitled to receive dividends if, as and when declared by the board of directors of the Corporation on the Common Shares and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the *Business Corporations Act* (Alberta) and its regulations.

The Warrants will be issued under an indenture (the "Warrant Indenture") to be entered into between the Corporation and Pacific Corporate Trust Company at its principal offices in the City of Vancouver. The Warrant Indenture will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment of the class, number and price of the Warrant Shares issuable pursuant to any exercise of the Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares or the payment of stock dividends or any voluntary or involuntary dissolution, liquidation, winding-up, amalgamation or re-organization of the Corporation.

CONSOLIDATED CAPITALIZATION

Since December 31, 2002, the date of the Corporation's last audited financial statements, the following changes have occurred in the share and loan capital of the Corporation:

1. At December 31, 2002, the Corporation had 48,709,671 Common Shares issued and outstanding. On August 7, 2003, the Corporation announced its intention to conduct a normal course issuer bid pursuant to which it would purchase up to 500,000 of its Common Shares through the facilities of

the TSX. To December 31, 2003, the Corporation has purchased 52,200 Common Shares pursuant to the bid. All Common Shares purchased pursuant to the bid have been returned to treasury and cancelled.

2. Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 Common Shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

3. On October 20, 2003, 330,000 Common Shares and warrants entitling the holder to purchase 165,000 Common Shares (which warrants are included in the total referred to in item 2 above) were issued on exercise of a compensation option.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of January 12, 2004 (the "Agency Agreement ") between the Corporation and the Agent, the Corporation has appointed the Agent to offer the Units for sale to the public. The Agent has agreed to assist the Corporation in the preparation and filing of this prospectus to qualify the Units for distribution to the public and to offer for sale to the public the Units offered hereby, upon the terms and subject to the conditions contained in the Agency Agreement. The Agent has agreed to use its best efforts to sell the Units offered hereby and will receive a fee equal to $0.2475 (7.5%) per Unit sold. The Agent may elect to take up to one-half of its fee in Agent's Units. The Agent's Units will have the same terms as the Units and are qualified for distribution under this short form prospectus. The Corporation has also agreed to pay the Agent a corporate finance fee of $70,000, plus 1.5% of the gross proceeds of the offering to a maximum of $100,000, and is responsible for all reasonable out-of-pocket expenses incurred by the Agent in connection with the Offering, including fees of the Agent's legal counsel. The Agent may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agent out of their fee. The offering price was determined by negotiation between the Corporation and the Agent.

Subscriptions for the Units will be accepted until the closing date. While the Agent has agreed to use its best efforts to sell the Units, the Agent is not obliged to purchase any Units which are not sold. The obligations of the Agent under the Agency Agreement may be terminated at any time before the closing of the offering, and the obligations of subscribers to purchase the Units will then cease, at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events.

The Corporation has agreed, subject to limited exceptions, for a period of 120 days after the closing date, not to, without the prior written consent of the Agent, directly or indirectly sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any securities of the Corporation, except (i) for the purposes of granting employee and director compensation and incentives, and (ii) to satisfy outstanding instruments or contractual commitments.

The TSX has conditionally approved the listing of the Common Shares forming part of the Units and the Warrant Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before March 22, 2004. There is no market for the Warrants and the Corporation does not intend to apply to have the Warrants listed on the TSX or any other stock exchange.

The Units will be offered in the provinces of Alberta, Ontario, British Columbia and Quebec. The Units, Common Shares, Warrants and Warrant Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold, directly or indirectly, in the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act). The Agent has agreed that it will not offer or sell any Units within

the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act), except in accordance with the Agency Agreement, which permits the Agent to offer and sell Units in certain transactions exempt from the registration requirements of the 1933 Act. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Units in the United States. In addition, until 40 days after the commencement of the offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with an available exemption.

Pursuant to policy statements of the Ontario Securities Commission, the Agent may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Corporation has been advised by the Agent that, in connection with the offering, subject to the foregoing and applicable laws, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

ELIGIBILITY FOR INVESTMENT

In the opinion of Anfield Sujir Kennedy & Durno, counsel for the Corporation, at the date hereof, an investment in the Units is a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the "Plans") and registered education savings plans under the *Income Tax Act* (Canada) and, based in part on information provided by the Corporation would not, as of the date hereof, constitute foreign property for such Plans.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on behalf of the Corporation by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia, and on behalf of the Agents by McCullough O'Connor Irwin, Vancouver, British Columbia. As of the date hereof, partners, counsel and associates of Anfield Sujir Kennedy & Durno and McCullough O'Connor Irwin hold less than 1% of the Common Shares. Mr. Michael Kennedy, a partner of the law firm of Anfield Sujir Kennedy & Durno, is the Corporate Secretary of the Corporation and such law firm receives fees from time to time for legal services provided to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Collins Barrow, Chartered Accountants, 1550 AT&T Tower, 10250 - 101 Street, Edmonton, AB T5J 3P4.

The transfer agent and registrar for the Common Shares is Pacific Corporate Trust Company, at its principal offices in the city of Vancouver.

RISK FACTORS

Investors should carefully consider the risk factors listed on pages 13 to 19 of the Corporation's Renewal Annual Information Form dated May 20, 2003 which is incorporated by reference herein, as well as other information contained in this short form prospectus and incorporated by reference herein including the financial statements and related notes. See "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

DATED: January 12, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario and British Columbia. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Kevin A. Giese"

KEVIN A. GIESE
President and Chief Executive Officer

"Don Kimak"

DON KIMAK
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Laine M. Woollard"

LAINE M. WOOLLARD
Director

"Dr. John Wetherell"

DR. JOHN WETHERELL
Director

CERTIFICATE OF THE AGENT

DATED: January 12, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario and British Columbia. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

UNION SECURITIES LTD.

"John P. Thompson"

By: ________________________________

John P. Thompson
Chief Executive Officer

A|S|C
Alberta Securities Commission

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

BIOMS MEDICAL CORP.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Ontario and Québec have been issued for a Short Form Prospectus of the above issuer dated January 12, 2004.

DATED at Calgary, Alberta this January 13, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00601889